

June 9, 2015

Via E-mail
Ms. Rina Paniry
Chief Financial Officer
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

> **Re:** **Starwood Property Trust, Inc.**
> **Form 10-K**
> **Filed February 25, 2015**
> **File No. 001-34436**

Dear Ms. Paniry:

We have reviewed your June 3, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

Consolidated Balance Sheets, page 91

1. We have reviewed your response to comment 3. We continue to believe that your balance sheet is not in compliance with Rule 5-02 of Regulation S-X. Please recast your balance sheet to present the consolidated totals for each line item required by Rule 5-02. Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant